AA
5-10-2004

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SECURIT[illegible] 04018178 [illegible]MISSION
Washington, D.C.

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SEC MAIL RECEIVED PROCESSING
MAY 03 2004
WASH. DC 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enskilda Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave 35th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Oresto (212) 612-4767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas NY, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Onesto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastside Securities, Inc., as December 31st, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

NELLIE L. LEWIS
Notary Public, State of New York
No. 01LE6080109
Qualified in Kings County
Commission Expires Sept 9, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enskilda Securities Inc.

(A Wholly Owned Subsidiary of
Enskilda Securities AB)
Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Enskilda Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Enskilda Securities Inc. (a wholly owned subsidiary of Enskilda Securities AB) (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2004

Enskilda Securities Inc.
(A Wholly Owned Subsidiary of Enskilda Securities AB)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 5,214,113
Receivable from broker-dealers	5,331,415
Receivable from customers	2,403,488
Tax receivable	1,056,870
Due from Parent	931,000
Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation and amortization of $1,175,812)	221,729
Deferred tax asset	274,677
Other assets	148,218
Total assets	$ 15,581,510
Liabilities and Stockholder's Equity	
Payable to broker-dealers	$ 2,403,488
Payable to customers	5,331,415
Accounts payable and accrued liabilities	1,752,486
Total liabilities	9,487,389
Commitments (Note 5)	
Stockholder's equity	
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares	10
Additional paid-in capital	2,125,990
Retained earnings	3,968,121
Total stockholder's equity	6,094,121
Total liabilities and stockholder's equity	$ 15,581,510

The accompanying notes are an integral part of this financial statement.

1. Organization

Enskilda Securities Inc. (the "Company") is a wholly owned subsidiary of Enskilda Securities AB (the "Parent"). The Company is registered as an introducing broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. ("NASD").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as providing financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company introduces customers' securities transactions to the affiliate, which clears and settles the transactions on a RVP/DVP basis.

Customer securities transactions in U.S. listed securities are introduced by the Company to a U.S. clearing broker, which clears the transactions on a fully disclosed basis.

2. Significant Accounting Policies

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. All the cash and cash equivalents at December 31, 2003 were held by one financial institution.

Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The fair value of all financial instruments approximates the book value due to the short-term nature of such instruments.

3. Income Taxes

The Company's deferred tax asset of $274,677 is primarily attributable to the difference in the recognition of depreciation expense between financial and tax reporting purposes. No valuation allowance has been established as management believes it is more likely than not that the deferred tax asset will be realized.

4. Related Party Transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for

research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 1998, research costs are allocated to ESI based on the percentage of ESI's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to ESI based on the number of ESI's customer transactions to the number of the Parent's total customers transactions.

5. Leases

The Company has obligations under noncancellable operating leases with terms in excess of one year.

As of December 31, 2003, the minimum annual rental commitments under these noncancellable leases, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Period ending December 31:	
2004	$ 392,376
2005	270,448
2006	241,152
2007	253,712
2008	256,224
Thereafter	298,928
	$ 1,712,840

6. Pension Plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible US employees.

The Company participates in a defined contribution plan sponsored and administered by the Parent. The plan covers all eligible non-US employees of the Company.

7. Financial Instruments With Off Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Requirement under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2003, the Company had net capital of $3,088,812, which exceeded the required net capital by $2,838,812.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.